

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 17, 2015

Via Email
Charles D. Del Prado
Chief Executive Officer
ASM International N.V.
Versterkerstraat 8,
1322 AP, Almere,
The Netherlands

> **Re:** **ASM International N.V.**
> **Form 20-F for the Fiscal Year ended December 31, 2014**
> **Filed April 9, 2015**
> **Form 20-F/A for the Fiscal Year ended December 31, 2014**
> **Filed June 29, 2015**
> **File No. 000-13355**

Dear Mr. Del Prado:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 20-F/A for the Fiscal Year Ended December 31, 2014

Exhibit Index

1. Please amend the filing to include the certifications required by Rule 13a-14(a) and 13a-14(b). Your exhibit index indicates they have been included, however we do not see the new certifications in your amended filing. Refer to Instructions for Exhibits in Form 20-F and Rule 12b-15 of Subpart A under the Securities Exchange Act of 1934 for the relevant requirements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by ex the Commission or any person under the federal securities laws of the United States.

You may contact Li Xiao at (202) 551-4391, or Kristin Lochhead, Senior Accountant, at (202) 551-3664 with any questions. You may also reach me at (202) 551-3676.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery